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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)
                           COMMUNICATION CABLE, INC.
                                (Name of Issuer)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                                 (CUSIP Number)
                             ROBERT S. JEPSON, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                           TELEPHONE: (912) 598-7809
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)
                                WITH COPIES TO:
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

                   RICHARD A. WALKER, ESQ.                                         PATRICK DAUGHERTY, ESQ.
                     KUHLMAN CORPORATION                                  NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                  3 SKIDAWAY VILLAGE SQUARE                                         100 NORTH TRYON STREET
                   SAVANNAH, GEORGIA 31411                                   CHARLOTTE, NORTH CAROLINA 28202-4000
                  TELEPHONE: (912) 598-7809                                       TELEPHONE: (704) 417-3101

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                                FEBRUARY 7, 1996
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
     Check the following box if a fee is being paid with this statement [ ].

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
          CUSIP NO. 203378 10 4                                13D
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN ACQUISITION CORP.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             AF, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             NORTH CAROLINA
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
                                  7 Sole Voting Power:
 Number of Shares                   315,703
 Benefically Owned
 By Each Reporting
 Person With

                                  8 Shared Voting Power:
                                    0

                                  9 Sole Dispositive Power:
                                    315,703

                                 10 Shared Dispositive Power:
                                    0

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
       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             10.7% OF ALL SHARES ASSUMED TO BE OUTSTANDING (9.9% ASSUMING EXERCISE OF ALL OPTIONS STATED BY THE COMPANY TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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
          CUSIP NO. 203378 10 4                                13D

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN CORPORATION                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC Use Only
        4    Source of Funds:
             WC, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             DELAWARE

 Number of Shares                7  Sole Voting Power:
 Beneficially Owned                 315,703
 By Each Reporting
 Person With
                                  8 Shared Voting Power:
                                    0

                                  9 Sole Dispositive Power:
                                    315,703

                                 10 Shared Dispositive Power:
                                    0


       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             10.7% OF ALL SHARES ASSUMED TO BE OUTSTANDING (9.9% ASSUMING EXERCISE OF ALL OPTIONS STATED BY THE COMPANY TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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     Kuhlman Corporation, a Delaware corporation ("Kuhlman"), and Kuhlman
Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of
Kuhlman (the "Purchaser"), hereby amend their Statement on Schedule 13D, dated
November 29, 1995 (the "Statement"), as subsequently amended on January 4, 1996,
January 18, 1996, January 24, 1996 and February 1, 1996, covering shares (the
"Shares") of common stock, par value $1.00 per share, of Communication Cable,
Inc., a North Carolina corporation (the "Company"). This Amendment No. 5 to the
Statement is being jointly filed by Kuhlman and the Purchaser pursuant to a joint filing agreement filed herewith as Exhibit 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information under the caption "Source and Amount of Funds" at Section 7 of the Supplement dated February 1, 1996 to Offer to Purchase dated November 29,
1995 (the "Last Supplement"), a copy of which was filed as Exhibit 2 to Amendment No. 4 to the Statement, is supplemented by incorporating herein, by this reference, Item 4 of Amendment No. 5 dated February 12, 1996 to the Tender
Offer Statement on Schedule 14D-1 filed on November 29, 1995 by Kuhlman and the
Purchaser ("Amendment No. 5 to the Schedule 14D-1").

ITEM 4. PURPOSE OF TRANSACTION.

     The information under the caption "Background of the Offer; Contacts with the Company" at Section 5 of the Last Supplement is supplemented by incorporating herein, by this reference, Items 1 and 3 of Amendment No. 5 to the
Schedule 14D-1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The seventh paragraph of the introduction to the Last Supplement is supplemented by incorporating herein, by this reference, Item 3 of Amendment No.
5 to the Schedule 14D-1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     The information under the caption "Background of the Offer; Contacts with the Company" at Section 5 of the Last Supplement is supplemented by incorporating herein, by this reference, Item 3 of Amendment No. 5 to the
Schedule 14D-1.


     On February 7, 1996, the Purchaser forwarded to shareholders of the Company letters supporting the offer by the Purchaser to purchase any and all outstanding Shares of the Company. Copies of such letters are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Joint Filing Agreement between Kuhlman Acquisition Corp. and
Kuhlman Corporation

     Exhibit 2 -- Amendment No. 5 to the Schedule 14D-1 (previously filed,
Commission File No. 1-7695, and incorporated herein by reference)


     Exhibit 3 -- Purchaser's Letter to Fellow Shareholders dated February 7,
1996 (previously filed as Exhibit (a)(17) to Amendment No. 5 to the Schedule
14D-1, Commission File No. 1-7695, and incorporated herein by reference)


     Exhibit 4 -- Purchaser's Letter to Interstate/Johnson Lane Customers and
Fellow Shareholders dated February 7, 1996 (prevously filed as Exhibit (a)(18) to Amendment No. 5 to the Schedule 14D-1, Commission File No. 1-7695, and incorporated herein by reference)


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                                   SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1996

                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX

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
EXHIBIT NO.                                 DESCRIPTION
     1        Joint Filing Agreement between Kuhlman Acquisition Corp. and Kuhlman
              Corporation
     2        Amendment No. 5 to the Schedule 14D-1 (previously filed,
              Commission File No. 1-7695, and incorporated herein by reference)
     3        Purchaser's Letter to Fellow Shareholders dated February 7, 1996
              (previously filed as Exhibit (a)(17) to Amendment No. 5 to the
              Schedule 14D-1, Commission File No. 1-7695, and incorporated herein by reference)
     4        Purchaser's Letter to Interstate/Johnson Lane Customers and Fellow
              Shareholders dated February 7, 1996 (previously filed as Exhibit
              (a)(18) to Amendment No. 5 to the Schedule 14D-1, Commission
              File No. 1-7695, and incorporated herein by reference)
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